Exhibit 99.3

Press Release

Sanofi’s Board of Directors proposes the appointment of Clotilde Delbos, Anne-Françoise Nesmes and John Sundy as independent Directors

Paris, February 22, 2024. At its meeting on February 22, 2024, Sanofi’s Board of Directors has decided to propose, on the occasion of its next General Shareholder Meeting to be held on April 30, 2024, the renewal of the terms of office of Rachel Duan and Lise Kingo and the appointment of Clotilde Delbos, Anne-Françoise Nesmes and John Sundy as independent Directors.

Diane Souza, Member of the Audit and Compensation Committees, and Thomas Südhof, Chairman of the Scientific Committee, will leave the Board of Directors at the end of their second terms. The Chairman warmly thanked them for their valued contribution to the Board of Directors and the specialized committees to which they belonged during their terms in office.

The Chairman specified that, in order to prepare as effectively as possible for the end, in 2025, of the term of office as director of Fabienne Lecorvaisier, Chairman of the Audit Committee, the Board of Directors will temporarily comprise 17 members as from the General Shareholder Meeting of April 30, 2024.

Clotilde Delbos is currently director of Axa and Alstom. She held various positions in internal audit, merger and acquisitions and treasury, in California, Brussels and France, notably at Price Waterhouse and the Pechiney group, before becoming Division Chief Financial Officer. In 2012, she joined the Renault Group. In 2016, Clotilde Delbos was appointed Group Chief Financial Officer and Chairman of Board of Directors of RCI Banque. She was then appointed Interim Chief Executive Officer of Renault SA, Deputy Chief Executive Officer of the group and Chief Executive Officer of Mobilize. Clotilde Delbos was awarded the Légion d’Honneur in 2021.

Clotilde Delbos graduated from EM Lyon with a specialization in accounting.

Anne-Françoise Nesmes is currently Chief Financial Officer of Smith + Nephew PLC, a role from which she will step down at the end of the first quarter of 2024. She joined the Board of Compass Group PLC as a non-executive director in 2018 and currently serves as Senior Independent Director, Chair of the Audit Committee and a member of the Corporate Responsibility, Nomination and Remuneration Committees. She held a number of finance positions in international companies before joining GlaxoSmithKline PLC in 1997, where she worked for 16 years, including as Senior Vice President of Finance for global vaccines. She then became Chief Financial Officer of Dechra Pharmaceuticals PLC and Merlin Entertainments PLC (2013-2020).

Anne-Françoise Nesmes holds a Master’s degree from Grenoble Business School and a Master’s degree in Business Administration from Henley Management College. She is also a Chartered Management Accountant.

John Sundy is currently Chief Medical Officer and Head of Research and Development at Seicmic Therapeutic, a machine learning immunology company and is Adjunct Professor of Medicine in the Division of Rheumatology and Immunology at Duke University School of Medicine. He was a tenured faculy member at Duke University before moving to the biotech industry in 2014. Between 2014 and 2021, he held several management positions including Senior Vice President at Gilead Sciences, and Chief Medical Officer at Pandion Therapeutics.

He is also a director of Neutrolis, Inc, and the Childhood Arthritis and Rheumatology Research Alliance, and serves on the Steering Committee of the NIH Immune Tolerance Network.

John Sundy obtained a B.S. in biology from Bucknell University and an M.D./Ph.D from Hahnemann University with a specialization in immunology, and completed clinical training in rheumatology and allergy/immunology at Duke.

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Internal

Frédéric Oudéa

Chairman of the Board of Directors

“The arrivals of Clotilde Delbos, Anne-Françoise Nesmes and John Sundy will strengthen the Board of Directors’ expertise in finance and science, notably in the field of immunology. I would like to pay tribute to the remarkable contribution of Diane Souza and Thomas Südhof to the work of the Board, and I am delighted that the Board continues to diversify its profiles and competencies, in line with the Group’s strategic developments.”

The composition of the Board’s specialized committees will be reviewed following the Annual General Meeting of Shareholders scheduled for April 30, 2024.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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